Filed Pursuant to Rule 433

Registration Statement No. 333-198952

Issuer Free Writing Prospectus dated October 6, 2014

Relating to Preliminary Prospectus Supplement dated October 6, 2014

Pricing Term Sheet

October 6, 2014

CADENCE DESIGN SYSTEMS, INC.

4.375% Senior Notes due 2024

Pricing Term Sheet

Issuer:	Cadence Design Systems, Inc.
Size:	$350,000,000
Gross Proceeds:	$348,649,000
Net Proceeds to Issuer (before expenses):	$344,274,000
Maturity:	October 15, 2024
Coupon:	4.375%
Issue Price:	99.614% of face amount
Yield to Maturity:	4.423%
Spread to Benchmark Treasury:	+200 basis points
Benchmark Treasury:	UST 2.375% due August 15, 2024
Interest Payment Dates:	April 15 and October 15, commencing April 15, 2015
Redemption Provisions:	At any time prior to July 15, 2024, the Issuer may redeem some or all of the notes at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon to July 15, 2024 (not including any portions of payments of interest accrued as of the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points.

In addition, from and after July 15, 2024, the Issuer may redeem some or all of the notes at a price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest thereon, if any, to the date of redemption.
Trade Date:	October 6, 2014
Settlement:	T+3; October 9, 2014
CUSIP:	127387AL2
ISIN:	US127387AL25
Ratings*:	Baa2/BBB-/BBB+, Moody’s/S&P/Fitch
Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof
Joint Book-running Managers:	J.P. Morgan Securities LLC

Morgan Stanley & Co. LLC

Co-managers:	Credit Suisse Securities (USA) LLC

Goldman, Sachs & Co.

HSBC Securities (USA) Inc.

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Mitsubishi UFJ Securities (USA), Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan collect at (212) 834-4533 or Morgan Stanley at (866) 718-1649.

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